Exhibit 8.2

September 13, 2005

Board of Directors

Enfield Mutual Holding Company

New England Bancshares, Inc.

Enfield Federal Savings and Loan Association

NEBS Bancshares, Inc.

660 Enfield Street

Enfield, Connecticut 06082

Ladies and Gentlemen:

You have requested our opinion as to certain Connecticut Corporation Business Tax and Connecticut Personal Income Tax consequences to Enfield Federal Savings and Loan Association (the “Association”), New England Bancshares, Inc. (the “New England Bancshares”), Enfield Mutual Holding Company (the “MHC”), NEBS Bancshares, Inc. (the “Company”) and Account Holders (Eligible Account Holders or Supplemental Eligible Account Holders) of the Association, resulting from the proposed Plan of Conversion and Reorganization adopted by the Board of Directors of the Association, New England Bancshares and the MHC on July 11, 2005, whereby the MHC and related subsidiaries will initiate several transactions in order to convert from a two-tier mutual holding company organization to a one-tier stock holding company structure. The opinion contained herein is rendered only with respect to the holdings set forth herein under the heading OPINION and we express no opinion with respect to any other legal, federal, state or local tax aspect of these transactions.

In preparing this opinion letter, we have relied, in part, upon certain factual descriptions provided in the PLAN OF CONVERSION AND REORGANIZATION dated July 11, 2005, the representations made by an officer of the effected companies as well as the facts which are provided below under the headings “STATEMENT OF FACTS” and the federal income tax opinion of Muldoon Murphy & Aguggia LLP. If any fact or representation contained herein is not complete or accurate it is important that we be notified immediately in writing as this may cause us to change our opinion.

174 SOUTH BOULEVARD • WEST SPRINGFIELD, MASSACHUSETTS 01089-3662 • TELEPHONE (413) 737-5789 • FACSIMILE (413) 737-5792

STATEMENT OF FACTS

The Board of Directors of the MHC, New England Bancshares, and the Association desires MHC and New England Bancshares to convert to federally-chartered stock savings associations, organize a Maryland-chartered stock company (the Company) to become the parent of the Association. MHC and New England Bancshares will merge with and into the Association who will merge into the new federally-chartered stock savings and loan association becoming a 100% owned subsidiary of the Company.

The Conversion and Reorganization will be effected as follows:

(i) the Association will organize a first-tier subsidiary, which will be incorporated under Maryland State law as a stock corporation (the “Company”);

(ii) the MHC will convert to an interim federal stock savings association (“Interim A”). Interim A will merge with and into the Association. In connection with that merger, a liquidation account will be established by the Association for the benefit of Members;

(iii) New England Bancshares will convert to an interim federal stock savings association (“Interim B”). Interim B will merge with an into the Association;

(iv) the Company will form an interim federal stock savings association (“Interim C”) as a wholly owned subsidiary. Interim C will merge with and into the Association, pursuant to which the Association will become a wholly owned subsidiary of the Company. In connection therewith, each share of New England Bancshares Common Stock outstanding immediately before the effective time of the Conversion and Reorganization shall be automatically converted without further action by the holder thereof, into and become the right to receive shares of Company common stock based on the Exchange Ratio, plus cash in lieu of any fractional share interest;

(v) the Company will issue and sell its Conversion Stock in the Offerings and provided herein.

OPINION

Based on the above stated facts, the documents referred to above, Connecticut tax laws as of the date of this letter and the opinion of Muldoon Murphy & Aguggia LLP that for federal tax purposes the merger, conversion and reorganizations will constitute either a reorganization under Internal Revenue Code Section 368 or an exchange under Internal Revenue Code Section 351 and as such no gain or loss will be recognized in the proposed conversion and reorganization of the Association or the Holding Companies, it is our opinion that:

1.	the Association, New England Bancshares, the MHC and the Company will not recognize any gain or loss for Connecticut Corporation Business Tax purposes; and

2.	The Conversion will not give rise to any positive or negative tax base adjustments for Connecticut Business Tax purposes.

3.	No gain or loss will be recognized by the members on the transfer of their rights and privileges in the MHC for their rights and privileges in the liquidation account.

4.	No gain or loss will be recognized by shareholders except to the extent cash was received in lieu of partial shares. The aggregate tax basis of the shares of the Company’s common stock to be received by the current stockholders of the New England Bancshares will be the same as the aggregate tax basis of New England Bancshares common stock surrendered in exchange therefore reduced by an amount allocable to a fractional share interest in the Company for which cash is received.

The opinions expressed above are rendered with respect to the specific matters discussed herein and we express no opinion with respect to any other federal or state income tax, or other state and local taxes, or legal aspect of the conversion and reorganization. Our opinions are based on the completeness and accuracy of the above-stated facts and documents. If any of the foregoing are not entirely complete or accurate, it is imperative that we be informed immediately in writing, as the inaccuracy or incompleteness could have a material effect on our conclusions. References to Connecticut law, regulations and pronouncements are based upon current laws as enacted and pronouncements thereunder as of the date of this memorandum. We are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, and state and local tax authorities which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes could also have an effect on the validity of our opinions. The opinions contained herein are not binding upon the Internal Revenue Service, any other tax authority or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court. Unless you specifically request otherwise, we will not update these opinions for subsequent changes or modifications to the law and regulations, or to the judicial and administrative interpretations thereof.

Very truly yours,

/s/ Shatswell, MacLeod & Company, P.C.
Shatswell, MacLeod & Company, P.C.

3